 Exhibit (c)

Diana Shipping Inc.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

November 24, 2025

Genco Shipping & Trading Limited

299 Park Avenue, 12th Floor

New York, NY 10171

Attention:

John Wobensmith

Chairman of the Board and Chief Executive Officer

and

Kathleen Haines

Lead Independent Director

Dear Mr. Wobensmith and Ms. Haines:

On behalf of Diana Shipping Inc. (“Diana”), we are pleased to submit this non-binding indicative proposal to acquire all of the issued and outstanding shares of common stock of Genco Shipping & Trading Limited (“Genco”) not currently owned by Diana for $20.60 per share in cash (the “Transaction”).

The proposed price represents:

•	a 15% premium to the closing price of Genco’s shares on November 21, 2025;
•	a 21% premium to the closing price of Genco’s shares on July 17, 2025, the date of the initial disclosure of Diana’s ownership stake in Genco; and
•	a 23% premium to the volume-weighted average price of Genco’s shares for each of the 30-day and 90-day periods ending November 21, 2025;

 In addition, Diana’s offer is in-line with the 10-year high price for Genco’s shares. Diana’s proposal would allow Genco shareholders to receive immediate value in cash at a premium to the historical trading price for Genco’s shares without being subject to market or industry risk.

We have engaged DNB Bank and Nordea to lead the financing for the Transaction and are confident in our ability to secure a total of $1,102,000,000 in debt financing to pay in full the purchase price for the shares of Genco we do not own, to refinance Genco’s existing outstanding indebtedness and to pay transaction fees and expenses. Our confidence in our ability to secure the necessary financing is supported by the letter from DNB Bank and Nordea attached as Annex A.

Furthermore, based on our knowledge of the shipping industry, we do not believe that there will be any regulatory impediment to the Transaction. Moreover, the Transaction would not be subject to any financing condition or approval of Diana shareholders.

Diana has already completed extensive analysis of Genco’s publicly disclosed information and this proposal has the full support of Diana’s Board of Directors. We have retained DNB Carnegie as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP and Seward & Kissel LLP as legal advisors. Diana and its advisors are prepared to work with you, the Genco Board of Directors and your advisors to complete its remaining due diligence and negotiate a definitive agreement for the Transaction and can do so expeditiously with your cooperation and the cooperation of the Genco Board of Directors.

Of course, this letter is a non-binding indication of our interest, and it does not create or impose any legal obligation on any party, and there will be no binding agreement between us or any commitment or obligation on either party with respect to this proposal or a possible transaction unless and until a definitive agreement is executed by Genco and Diana.

 In accordance with SEC requirements, we will promptly file an amended Schedule 13D with the SEC with the contents of this letter. We firmly believe in our vision for a combination of our two companies, and we believe this proposal represents an opportunity for Genco’s shareholders to obtain immediate liquidity at a substantial and compelling premium. We and our advisors are available to meet with you at your earliest convenience. We look forward to your prompt response.

Yours sincerely,

Semiramis Paliou	Ioannis Zafirakis
Director and Chief Executive Officer	Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary

Annex A

November 24, 2025

Diana Shipping Inc.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

Ladies and Gentlemen:

You, Diana Shipping Inc. (NYSE: DSX) (“Diana” or “you”) have informed DNB Carnegie, a part of DNB Bank ASA (Norwegian organization number 984 851 006) (“DNB Carnegie”) and Nordea Bank Abp, filial i Norge (“Nordea” and, together with DNB Carnegie, jointly hereinafter referred to as the “MLAs”, “we” or “us”) that you intend to submit a bid for the proposed acquisition (the “Acquisition”) of the equity interests of Genco Shipping & Trading Limited, a Marshall Islands corporation (NYSE: GNK) (together with its subsidiaries, the “Target”) not already owned by you. You have advised us that the Acquisition will be financed with new debt financing (the “Debt Financing”) undertaken for the purposes of funding the consideration payable for the equity interest of the Target upon consummation of the Acquisition, refinancing all or substantially all of the Target’s and its subsidiaries’ existing indebtedness and paying related transaction fees and expenses (collectively, the “Transaction”). The Debt Financing would be up to an aggregate of US$1,102,000,000 debt facilities (the “Facilities”) that we anticipate will be raised via the syndicated bank loan markets or other capital sources.

Based upon the information that you have provided to us to date (including our current understanding of the business, operations, property, condition (financial or otherwise) and prospects of Diana after giving effect to the Acquisition, publicly available information, the current market for loans generally and with respect to entities engaged in similar industries and for transactions of this type, the Acquisition being financed in a manner consistent with the description in the previous paragraph and subject to the foregoing and such other matters as we consider relevant, we are pleased to inform you that, as of the date hereof, we are highly confident that, in connection with the Transaction, the structuring and syndication of the Facilities can be accomplished by us (and/or one of our affiliates, as applicable) as your lead arrangers and lead book managers.

The ultimate structure, amounts, interest rates, covenants, terms and conditions and documentation of the Debt Financing will be determined by the MLAs in consultation with you, and shall be mutually acceptable to you and the MLAs. The foregoing will be based on market conditions at the time of the arrangement of the Facilities and on the structure and documentation of the Transaction.

Our view above is based on preliminary discussions with you about the Transaction as currently contemplated by you, including our understanding of the business, tax status, regulatory framework, operations, property, condition (financial or otherwise) and prospects of you and the Target after giving effect to the Transaction. Our view above is also subject to (i) there not occurring or becoming known to us any event, development or circumstance since September 30, 2025 that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Target and its subsidiaries, taken as a whole, or of you and your subsidiaries, taken as a whole, in each case as determined by each of the MLAs in their sole discretion, (ii) our satisfactory completion of due diligence, including but not limited to business, legal, accounting, financial, tax, regulatory, fleet valuation and structural matters as to Target and its subsidiaries, and such investigation not disclosing any facts that would materially alter our current view of you, the Target or the Acquisition, (iii) our not becoming aware of any information or any other matter affecting you ,the Target or the Acquisition that in our judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof or could reasonably be expected to materially impair the syndication of the Facilities, (iv) our satisfaction with the structure, terms and documentation for the Acquisition (including the pro forma capital structure, pro forma equity and operating liquidity) and execution by you, and any subsidiary used by you to consummate the Acquisition, as applicable, of an agreement evidencing the Acquisition that has been approved by you and the Target’s respective boards of directors and is satisfactory in form and substance to us, (v) the receipt of all required governmental and third party consents and approvals in connection with the Transaction, (vi) our satisfaction (in form and substance) with the structure, terms and documentation of the Debt Financing (including offering and syndication materials, facility agreement(s) and other loan documents based on market conditions at the time of the arrangement of the Facilities, which Facilities are expected to be governed by English law), (vii) there not having occurred a material disruption of or material adverse change in financial, banking or capital markets that, in our sole judgment, could materially impair the Transaction or the syndication of any Facilities, and (viii) our satisfaction with other customary aspects of these types of financings for acquisitions of this type. Furthermore, our view is based on conditions in financial markets generally, and in particular the loan syndication market, the shipping markets and market values of ships, and assumes that there will be no material adverse change in the existing condition in such markets.

This letter does not (i) constitute a commitment by either MLA or any of their respective affiliates to arrange or provide any loans under any Facilities or any other financing, or (ii) create any legally binding obligations of any nature on the part of either MLA or their respective affiliates, and there can be no assurance that the structuring and syndication of any Facilities will in fact be accomplished. Any such commitment would be made pursuant to one or more written agreements satisfactory to each of the MLAs in their sole discretion, and after receipt of credit committee, board and all other necessary internal approvals.

In connection with this letter, we have relied without independent verification upon the accuracy and completeness of all of the information reviewed by us for purposes of this letter. In addition, please note that we do not provide, and nothing herein shall be construed to be, accounting, tax, regulatory or legal advice.

DNB Carnegie and/or Nordea may be providing debt financing, equity capital or other services (including financial advisory services) to other companies (including the Target) in respect of which you may have conflicting interests regarding the transactions described herein and otherwise (including the Transaction). The MLAs will not use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by them of services for other companies or other persons, and the MLAs will not furnish any such information to any of their other customers. Neither DNB Carnegie nor Nordea has any obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies, including the Target.

This letter has been delivered to you for your information on a confidential basis and is not to be (i) distributed or disclosed to any other person or entity without each MLA's prior written consent, except as required by law or compulsory legal process (in which case you agree to notify us prior to any such disclosure) or (ii) relied upon by any other person, except that you may disclose this letter to your directors, officers, employees, attorneys, accountants, advisors and other experts and agents. In addition, notwithstanding the forgoing, each MLA consents to the delivery of a copy of this letter to (but, for the avoidance of doubt, not reliance upon this letter by) the Target, its directors, officers, employees, attorneys, accountants, advisors and other experts and agents with a need to know the information contained in this letter, so long as they agree to keep this letter confidential (and you may disclose this letter in an amendment to your Schedule 13D you will file with the United States Securities and Exchange Commission and in any other filing that you determine in your reasonable discretion is required by the United States Securities and Exchange Commission, the rules of any stock exchange on which your securities are listed or applicable law). Nothing herein, express or implied, is intended or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this letter.

You agree and acknowledge that none of MLAs, their affiliates, and their directors, officers, advisors, agents, and employees (the MLAs and each such other entity or person being referred to as a “MLA Person”) shall have any Liabilities (as defined below) to you, your affiliates, the Company, or your or their respective equity holders for or in connection with this letter. In no event shall any MLA Person have any Liabilities or be responsible for any special, indirect, consequential or punitive damages incurred by you, your affiliates, or your or their respective equity holders in connection with this letter, and, to the extent permitted by applicable law, you agree not to assert any claims against any MLA Person with respect to any of the foregoing. As used herein, the term “Liabilities” shall mean any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

DNB CARNEGIE, A PART OF DNB BANK ASA

as MLA

By: /s/ Peter Behncke

Name: Peter Behncke

Title: Global Co-Head IB

NORDEA BANK ABP, FILIAL I NORGE

as MLA

By: /s/ Henrik Trulsen

Name: Henrik Trulsen

Title: Director

By: /s/ Jan-Olav Egge

Name: Jan-Olav Egge

Title: Director